June 2, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 13.00% Series D
Cumulative Redeemable Perpetual Preferred Stock, par value $0.001, of BITNILE
HOLDINGS, INC. under the Exchange Act of 1934.

Sincerely,

